Neurocarrus Inc (the "Company") a Delaware Corporation

Financial Statements

For the fiscal year ended December 31, 2025

# Neurocarrus Inc

## Balance Sheet

### As of Dec 31, 2025

| | TOTAL |
|---|---:|
| **Assets** | |
| Current Assets | |
| Bank Accounts | |
| Neurocarrus Checking (7449) | 1,439,529.23 |
| Neurocarrus Savings (1854) | 181,128.17 |
| **Total for Bank Accounts** | **$1,620,657.40** |
| Other Current Assets | |
| Prepaid Expenses | 6,250.00 |
| Uncategorized Asset | 0.00 |
| **Total for Other Current Assets** | **$6,250.00** |
| **Total for Current Assets** | **$1,626,907.40** |
| Fixed Assets | |
| Accumulated Depreciation | -25,115.43 |
| Equipment - Lab | 26,636.91 |
| **Total for Fixed Assets** | **$1,521.48** |
| Other Assets | |
| Accumulated Amortization | -14,000.00 |
| Intangible Asset | 30,000.00 |
| **Total for Other Assets** | **$16,000.00** |
| **Total for Assets** | **$1,644,428.88** |
| **Liabilities and Equity** | |
| Liabilities | |
| Current Liabilities | |
| Credit Cards | |
| Ben BUSINESS CARD (7020) | 0.00 |
| Marina Credit Card | 0.00 |
| Paul Credit Card | 2,513.40 |
| Samerender Credit Card | 0.00 |
| **Total for Credit Cards** | **$2,513.40** |
| Other Current Liabilities | |
| Accrued Liabilities | 0.00 |
| Loan from Affiliate | 6,637.00 |
| Loan from Paul Blum | 41,126.22 |
| Related Party Loan | 0.00 |
| **Total for Other Current Liabilities** | **$47,763.22** |
| **Total for Current Liabilities** | **$50,276.62** |
| Long-term Liabilities | |
| Future Equity Obligations | 100,000.00 |
| **Total for Long-term Liabilities** | **$100,000.00** |
| **Total for Liabilities** | **$150,276.62** |

# Neurocarrus Inc

## Balance Sheet

As of Dec 31, 2025

| | TOTAL |
|---|---:|
| Equity | |
| Additional Paid In Capital | 0.00 |
| Common Stock | 95.76 |
| Opening Balance Equity | 0.00 |
| Paid-In Capital | 506,962.60 |
| Retained Earnings | -431,676.03 |
| Net Income | 1,418,769.93 |
| **Total for Equity** | **$1,494,152.26** |
| **Total for Liabilities and Equity** | **$1,644,428.88** |

# Neurocarrus Inc

## Profit and Loss

January 1-December 31, 2025

|  | TOTAL |
|---|---|
| **Income** | |
| Grant Funds | 2,203,322.58 |
| Miscellaneous Income | 1,464.38 |
| Services | 109,960.00 |
| **Total for Income** | **$2,314,746.96** |
| **Gross Profit** | **$2,314,746.96** |
| **Expenses** | |
| Bank Charges & Fees | 1,026.00 |
| Corporate Events | 2,790.86 |
| Insurance | 19,260.46 |
| Legal & Professional Services | 61,802.90 |
| Meals & Entertainment | 361.14 |
| Office Supplies & Software | 4,529.76 |
| Other Business Expenses | 94.65 |
| Payroll Expenses | 234,499.98 |
| Payroll Processing Fees | 670.00 |
| Payroll Taxes | 18,247.23 |
| Postage & Delivery | 5,001.42 |
| R & D Expenses | |
| Job Supplies | 69,201.42 |
| Lab Equipment | 0.00 |
| Lab Services Expense | 34,734.15 |
| Technical Services | 383,757.44 |
| **Total for R & D Expenses** | **$487,693.01** |
| Rent & Lease | 29,848.91 |
| Repairs & Maintenance | 295.99 |
| Taxes & Licenses | 7,075.76 |
| Telephone & Internet | 898.80 |
| Travel | 168.58 |
| **Total for Expenses** | **$874,265.45** |
| **Net Operating Income** | **$1,440,481.51** |
| **Other Income** | |
| Interest Income | 14.42 |
| **Total for Other Income** | **$14.42** |
| **Other Expenses** | |
| Amortization | 2,000.00 |
| Depreciation | 19,726.00 |
| **Total for Other Expenses** | **$21,726.00** |
| **Net Other Income** | **-$21,711.58** |
| **Net Income** | **$1,418,769.93** |

# Neurocarrus Inc

## Statement of Cash Flows

January 1-December 31, 2025

| FULL NAME | TOTAL |
|---|---|
| **OPERATING ACTIVITIES** | |
| Net Income | 1,418,769.93 |
| Adjustments to reconcile Net Income to Net Cash provided by operations: | |
| Accumulated Amortization | 2,000.00 |
| Accumulated Depreciation | 19,726.00 |
| Paul Credit Card | 2,023.98 |
| Samerender Credit Card | -367.30 |
| **Total for Adjustments to reconcile Net Income to Net Cash provided by operations:** | **$23,382.68** |
| **Net cash provided by operating activities** | **$1,442,152.61** |
| **INVESTING ACTIVITIES** | |
| Equipment - Lab | -18,711.28 |
| **Net cash provided by investing activities** | **-$18,711.28** |
| **NET CASH INCREASE FOR PERIOD** | **$1,423,441.33** |
| **Cash at beginning of period** | **$197,216.07** |
| **CASH AT END OF PERIOD** | **$1,620,657.40** |


Neurocarrus Inc
Statement of Changes in Equity


| Accounts | 2025 |
|---|---:|
| Opening Balance of Stockholders' Equity | 75,382.33 |
| Net Income | 1,418,769.93 |
| Common Stock Issued | 95.76 |
| Paid-In Capital Contributions | 506,962.60 |
| Closing Balance of Stockholders' Equity | 1,494,152.26 |


*Unaudited*


Neurocarrus Inc
Notes to the Financial Statements
For the fiscal year ended December 31, 2025
$USD

## 1. ORGANIZATION AND PURPOSE

Neurocarrus Inc (the "Company") is a corporation organized on October 01, 2017 under the laws of Delaware.

## 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

A summary of the Company's significant accounting policies applied in the preparation of the accompanying financial statements follows:

### a) Basis of Accounting

The Company prepares its financial statements on an accrual basis of accounting in conformity with accounting principles generally accepted in the United States of America (GAAP). Under the accrual basis of accounting, revenues are recorded when earned and expenses are recorded at the time liabilities are incurred.

### b) Use of Estimates and Assumptions

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

### c) Cash and Cash Equivalents

Cash and cash equivalents include all cash balances, and highly liquid investments with maturities of three months or less when purchased.

### d) Legal Fees

Legal fees consist of legal services provided for the creation of the Company and equity financing.

### e) Use of Estimates

The preparation of financial statements requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

### 3. COMMITMENTS, CONTINGENCIES, COMPLIANCE WITH LAWS AND REGULATIONS

We are currently not involved with or know of any pending or threatening litigation against the Company or any of its officers. Further, the Company is currently complying with all relevant laws and regulations.

### 4. SUBSEQUENT EVENT

The Company has evaluated events and transactions subsequent to the period. No events require recognition in the financial statements or disclosures of the Company per the definitions and requirements of ASC Section 855-10, Subsequent Events.